Altair Engineering Inc.

1820 E Big Beaver Road

Troy, Michigan 48083

April 15, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

	Attention:	Frank Knapp
Christine Dietz

Re:	Altair Engineering Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 2, 2020
File No. 001-38263

Dear Ladies and Gentlemen:

This letter is submitted by Altair Engineering Inc. (the “Company”) in connection with the Staff’s comment letter dated March 26, 2020. We appreciate the Staff’s taking the time to discuss certain of the comments with us on April 7, 2020 and the Staff’s agreement to extend the date on which a response was due until April 23, 2020.

The Staff’s comments have been retyped below in italics, and are followed by our responses:

Form 10-K for the year ended December 31, 2019

Selected Financial Data Key Metrics, page 41

1.

SEC Comment: We note your adjustment for “acquisition related deferred revenue” included in the non-GAAP measure “Modified Adjusted EBITDA” as well as in various non-GAAP measures in your Form 8-K furnished on February 27, 2020. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether these non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company made an adjustment to non-GAAP revenue and Adjusted EBITDA for acquisition related deferred revenue due to the acquisition of Datawatch Corporation, given the substantially greater size of the acquisition compared to other recent business acquisitions by Altair. In the past, the Company has not disclosed comparable adjustments

April 15, 2020

for such items, as it did not consider those adjustments material in light of the smaller relative size of those acquisitions. When the Company made the adjustment in connection with the Datawatch acquisition, the Company did not consider the adjustment for acquisition related deferred revenue to be a substitution of an individually tailored recognition for a GAAP measure. We are aware that other registrants within the technology industry use a similar non-GAAP measure; however, we will remove adjustments for acquisition related deferred revenue in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreign currency fluctuations, page 46

2.	SEC Comment: Revise to disclose the net effects of currency fluctuations on GAAP Net Income. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Company Response: The Company respectfully acknowledges the Staff’s comment and will include disclosure of the net effects of currency fluctuations on GAAP Net Income within its MD&A in future filings.

Non-GAAP financial measures, page 56

3.

SEC Comment: We note your discussion of Adjusted EBITDA and Modified Adjusted EBITDA without a corresponding discussion of GAAP Net income (loss). Please revise to include a discussion of GAAP Net income (loss) for each period presented. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Company Response: The Company respectfully acknowledges the Staff’s comment and will include a discussion of GAAP Net Income (loss) within its MD&A in future filings.

Consolidated Financial Statements

Note 3. Revenue from contracts with customers, page 86

4.

SEC Comment: Revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue. Refer to ASC 606-10-50-13.

Company Response: The Company respectfully acknowledges the Staff’s comment and proposes to include in its future filings the following disclosure (reflected below for the Company’s next Form 10-Q filing) in Note 3, Revenue from contracts with customers. In considering this disclosure, please note that as of December 31, 2019, a large majority of the aggregate amount of the transaction price allocated to the performance obligations that were unsatisfied was included within deferred revenue which was disclosed in Note 3 of the December 31, 2019 Form 10-K.

April 15, 2020

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. Contracted revenue not yet recognized was $xxx as of March 31, 2020, of which we expect to recognize approximately xx% of the revenue over the next 12 months and the remainder thereafter.

5.

SEC Comment: We note your disclosure on page 87 that when estimating standalone selling price you “consider all information that is reasonably available.” Please tell us and revise to further explain the specific methods, inputs, estimates and assumptions used in determining the standalone selling price. Refer to ASC 606-10-50-20.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company recognizes a large majority of its revenue, including software and maintenance, using standalone selling prices determined based on a range of historical observable prices for goods and services sold separately (historical transactions). Certain software contracts include training and consulting services, where the Company uses other observable inputs such as peer data, industry data and price lists to estimate standalone selling price. The Company proposes to include in its future filings the following disclosure in Note 3, Revenue from contracts with customers, Significant Judgments:

In instances where standalone selling price was not determined based on the range of historical observable prices for goods and services sold separately, the Company used an adjusted market assessment approach to estimate the standalone selling price. In such cases the Company has considered market conditions and other observable inputs, such as internal price lists, peer data, and industry data for a similar or identical product.

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All disclosure changes in response to the staff’s comments will be addressed in future fillings made pursuant to the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact the undersigned at 248-614-2400, ext. 246, or our counsel, Peter Ehrenberg of Lowenstein Sandler, LLP, at 212-204-8697.

April 15, 2020

Very truly yours

ALTAIR ENGINEERING INC.

By:	/s/ Howard Morof
Name:	Howard Morof
Title:	Chief Financial Officer